                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 8-A



               For Registration of Certain Classes of Securities
                    Pursuant to Section 12(b) or (g) of the
                        Securities Exchange Act of 1934


                            MONTEREY RESOURCES, INC.
             (Exact name of registrant as specified in its charter)


               DELAWARE                                  76-0511993
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

      5201 TRUXTUN AVENUE
      SUITE NO. 100
      BAKERSFIELD, CALIFORNIA                                      93309
(address of principal executive offices)                         (Zip Code)

                                 (805) 322-3992
                        (Registrant's telephone number,
                              including area code)

       Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                            Name of each exchange on which
to be so registered                            each class is to be registered
-------------------                            ------------------------------
Rights to purchase Series A
Junior Participating
Preferred Stock                                New York Stock Exchange



       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                ----------------
                                (Title of Class)

ITEM 1.       DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

                         SUMMARY OF RIGHTS TO PURCHASE
                                PREFERRED SHARES

       On July 16, 1997, the Board of Directors of Monterey Resources, Inc.
(the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share, of the Company (the "Common Stock"). The dividend is payable on July 25, 1997 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Shares") at a price of $45.00 (subject to adjustment as provided in the Rights Agreement per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

       Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock (the earlier of such dates being the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate with a copy of this Summary of Rights attached thereto. The term "Acquiring Person" means any person who or which, together with all of its affiliates and associates, shall be the beneficial owner of 15% or more of the outstanding Common Stock (other than the Company or any Subsidiary of the Company or any employee benefit plan of the Company or any Subsidiary and, until August 15, 1997, other than Santa Fe Energy Resources, Inc.).

       The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

       The Rights are not exercisable until the Distribution Date. The Rights will expire on August 31, 1999 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

       The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares; (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares; or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividend payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

       The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

       Preferred Shares purchasable upon exercise of the Rights will be nonredeemable. Each Preferred Share will have a minimum preferential quarterly dividend rate of $1.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared on the Common Stock. In the event of liquidation, the holders of the Preferred Shares will receive a preferential liquidation payment equal to the greater of $100 or 100 times the payment made per share of Common Stock. Each Preferred Share will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

       Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of one one- hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

       In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right.

       At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's Preferred Shares having equivalent rights, preferences and privileges), per Right (subject to adjustment).

       With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

       At any time prior to the close of business on the tenth business day after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Stock, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

       The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

       Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

       The Rights Agreement specifying the terms of the Rights, the Form of the Certificate of Designations of the Preferred Stock (Exhibit A to the
Rights Agreement) and the form of the Right Certificate (Exhibit B to the Rights Agreement) are filed herewith as Exhibits. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits, which are hereby incorporated herein by reference.


ITEM 2.       EXHIBITS

1. Rights Agreement dated as of July 16, 1997, between Monterey Resources, Inc. and First Chicago Trust Company of New York, as Rights Agent.

2. Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of Monterey Resources, Inc. dated
       July 16, 1997.

3. Form of Right Certificate (attached as Exhibit B to the Rights Agreement filed as Exhibit 1 hereto).

SIGNATURE

              Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement on Form 8-A to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 16, 1997

                                  MONTEREY RESOURCES, INC.



                                  By: /s/ R. Graham Whaling
                                      ------------------------------------------
                                      R. Graham Whaling, Chief Executive Officer

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER

1.        Rights Agreement dated as of July 16, 1997, between
          Monterey Resources, Inc. and First Chicago Trust
          Company of New York, as Rights Agent.

2.        Certificate of Designation, Preferences and Rights of
          Series A Junior Participating Preferred Stock of Monterey Resources, Inc. dated July 16, 1997

3. Form of Right Certificate (attached as Exhibit B to the Rights Agreement filed as Exhibit 1 hereto).